UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

BANCO ITAÚ CHILE

(Name of Subject Company)

BANCO ITAÚ CHILE

(Name of Person Filing Statement)

Common Stock, no par value per share

and

American Depositary Shares, Each Representing One-Third of One Share of Common Stock

(Titles of Classes of Securities)

American Depositary Shares (45033E105)

(CUSIP Number of Class of Securities)

Cristián Toro Cañas

Banco Itaú Chile

Presidente Riesco 5537

Las Condes

Santiago, Chile

(562) 2660-1751

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Manuel A. Orillac

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The pre-commencement communication filed under cover of this Schedule 14D-9 is being filed by Banco Itaú Chile (the “Company”) in relation to the announcement to the market (the “Announcement to the Market”), dated on May 29, 2023, by Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”), regarding the intention of IUH and/or its affiliates to initiate the process to commence a voluntary tender offer to purchase all of the issued and outstanding common shares, no par value per share (collectively, the “Common Shares”), of the Company, including Common Shares represented by American Depositary Shares (each of which represents one-third of one Common Share) (collectively, the “ADSs”), other than any Common Shares (including any ADSs) owned directly or indirectly by IUH and/or its affiliates.

This filing relates solely to preliminary communications made before the commencement of the tender offer described above, which description is qualified in its entirety by reference to the Announcement to the Market, a copy of which is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.

Important Additional Information

The tender offer described herein has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any Common Shares (including any ADSs) or other securities. If and at the time the tender offer is commenced, IUH and/or its affiliates intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and no later than 10 business days from the date of commencement of the tender offer, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TENDER OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by the Company, IUH and/or its affiliates, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Cautionary Statements Regarding Forward-Looking Statements

This filing may contain certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of the Company following completion of the transaction mentioned herein. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Many risks, uncertainties and other factors, which are often times beyond the Company’s control, could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this filing, risks relating the timing for the commencement of the tender offer, the completion of the proposed tender offer on anticipated terms and timing, including satisfaction of all conditions to the tender offer. The Company cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company, IUH or any of their respective affiliates, following completion of the proposed transaction. Please consult any further disclosures the Company, IUH and/or its affiliates make on related subjects in reports to the SEC.

Item 9. Exhibits.

(a)(5) Announcement to the Market, dated May 29, 2023.